Appendix 3B

New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must  be given to ASX as soon as available.   Information and

documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96  Origin: Appendix 5  Amended  01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12,

04/03/13

Name of entity

Novogen Limited (“Novogen”)

ABN

37 063 259 754

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1

+Class  of  +securities  issued  or  to     Convertible note (unquoted) (Note)

be issued

2

Number  of  +securities  issued  or     Securities not to be quoted:

to    be    issued    (if    known)    or     Note with a face value of $1,000,000 on issue

maximum   number   which   may

be issued

+ See chapter 19 for defined terms.

21/10/2013

Appendix 3B  Page 1

Appendix 3B

New issue announcement

Principal

terms

of

the     Note

+securities     (e.g.     if     options,           Face value: $1,100,000

exercise  price  and  expiry  date;  if           Issue Price: $1,000,000

partly     paid      +securities,     the           The    Note    does    not    bear    interest    and    is

amount   outstanding   and    due

unsecured.

dates

for

payment;

if           The Note  is issued under the same terms as the

+convertible

securities,

the

Notes  issued  on  3  July  2013  (see  Appendix  3B

conversion  price   and   dates   for

lodged  with  ASX  on  4  July  2013)  except  that  for

conversion)

this  Note,  (a)  the  conversion  restrictions  have

been  waived  (the  Investor  may  convert  at  any

time),  and  (b)   Novogen  has  waived  its  right  to

convert  all  of  the  total  amount  unpaid  on  the

Note if the daily VWAP per Share exceeds $0.28

for 20 consecutive trading days.

+ See chapter 19 for defined terms.

Appendix 3B Page 2

04/03/2013

Appendix 3B

New issue announcement

Do  the   +securities  rank  equally     No.

in  all  respects   from   the   +issue

date  with  an  existing   +class  of

quoted  +securities?

If  the  additional   +securities  do          The Note  will  not  entitle its holder  to  participate

not rank equally, please state:

in  any  dividends  declared  or  paid  by  Novogen;

    the date from which they do

and

    the    extent    to    which    they          The   Note   will   not   entitle   its   holder   to   any

participate     for     the     next

interest  payment,  except  upon  the  occurrence

dividend,   (in   the   case   of   a

of an  ‘Event  of  Default’  under  the Agreement,  in

trust,

distribution)

or

which   case   interest   will   accrue   at   the   rate

interest payment

prescribed    under    section    101    of    the    Civil

    the  extent  to  which  they  do

Procedure   Act   2005   (NSW)   until   the   Event   of

not  rank  equally,  other  than

Default has been remedied.

in     relation     to     the     next

dividend,      distribution      or

interest payment

5

Issue price or consideration

$1,000,000

6

Purpose of the issue

The    Note    is    issued    in    consideration    for    the

(If   issued   as   consideration   for     investment by the Investor of $1,000,000.

the  acquisition  of  assets,  clearly

identify those assets)

The purpose of the Note is to  raise funds for general

corporate   and   working   capital   purposes   and   to

further     the     anti-cancer     drug     research     and

development plans of the Company.

6a

Is  the  entity  an   +eligible  entity     No

that     has     obtained     security

holder approval under rule 7.1A?

If Yes, complete sections 6b  – 6h

in  relation  to  the   +securities  the

subject  of  this  Appendix  3B,  and

comply with section 6i

6b

The   date   the   security   holder     N/A

resolution   under   rule   7.1A   was

passed

6c

Number    of     +securities    issued     N/A

without security holder approval

under rule 7.1

+ See chapter 19 for defined terms.

21/10/2013

Appendix 3B  Page 3

Appendix 3B

New issue announcement

6d

Number    of     +securities    issued     N/A

with   security   holder   approval

under rule 7.1A

6e

Number    of     +securities    issued     N/A

with   security   holder   approval

under     rule     7.3,     or     another

specific  security  holder  approval

(specify date of meeting)

6f

Number    of     +securities    issued     N/A

under an exception in rule 7.2

6g

If   +securities  issued  under  rule     N/A

7.1A, was  issue price  at least  75%

of   15   day   VWAP   as   calculated

under  rule  7.1A.3?    Include  the

+issue    date    and    both    values.

Include  the  source  of  the  VWAP

calculation.

6h

If  +securities  were  issued  under     N/A

rule

7.1A

for

non-cash

consideration,    state    date    on

which

valuation

of

consideration   was   released   to

ASX Market Announcements

6i

Calculate  the  entity’s  remaining     N/A

issue  capacity  under  rule  7.1  and

rule  7.1A  –  complete  Annexure  1

and    release    to    ASX    Market

Announcements

7

+Issue dates

21 October 2013

Note:   The   issue   date   may   be   prescribed   by

ASX  (refer  to  the  definition  of  issue  date  in

rule  19.12).    For  example,  the  issue  date  for  a

pro  rata  entitlement  issue  must  comply  with

the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix  3B.

Number

+Class

8

Number     and

+class     of     all     144,622,257

Ordinary Shares

+securities     quoted     on     ASX

(including    the      +securities    in

section 2 if applicable)

+ See chapter 19 for defined terms.

Appendix 3B Page 4

04/03/2013

Appendix 3B

New issue announcement

Number

+Class

9

Number     and

+class     of     all     6,007,216

Unlisted     options     with

+securities   not  quoted   on  ASX

various    exercise    dates

(including    the      +securities    in

and prices.

section 2 if applicable)

2

Unlisted

convertible

notes  with  a  face  value

of $1,380,000

60,000,000

Unlisted

convertible

notes,    with    aggregate

face value of $1,500,000

10

Dividend  policy  (in  the  case  of  a     N/A

trust,  distribution  policy)  on  the

increased capital (interests)

Part 2 - Pro rata issue

11

Is     security     holder     approval

required?

12

Is  the  issue renounceable  or  non-

renounceable?

13

Ratio   in   which   the    +securities

will be offered

14

+Class  of  +securities  to  which  the

offer relates

15

+Record     date     to     determine

entitlements

16

Will      holdings      on      different

registers    (or    subregisters)    be

aggregated

for

calculating

entitlements?

17

Policy  for  deciding  entitlements

in relation to fractions

+ See chapter 19 for defined terms.

21/10/2013

Appendix 3B  Page 5

Appendix 3B

New issue announcement

Names  of  countries  in  which  the

entity  has  security  holders  who

will    not    be    sent    new    offer

documents

Note:  Security  holders  must  be  told  how  their

entitlements are to be dealt with.

Cross reference: rule 7.7.

19

Closing     date     for     receipt     of

acceptances or renunciations

+ See chapter 19 for defined terms.

Appendix 3B Page 6

04/03/2013

Appendix 3B

New issue announcement

Names of any underwriters

21

Amount  of  any  underwriting  fee

or commission

22

Names   of   any   brokers   to   the

issue

23

Fee   or   commission   payable   to

the broker to the issue

24

Amount    of    any    handling    fee

payable   to   brokers   who   lodge

acceptances  or  renunciations  on

behalf of security holders

25

If   the   issue   is   contingent   on

security   holders’   approval,   the

date of the meeting

26

Date  entitlement  and  acceptance

form and offer documents  will be

sent to persons entitled

27

If  the  entity  has  issued  options,

and    the    terms    entitle    option

holders

to

participate

on

exercise,    the    date    on    which

notices   will   be   sent   to   option

holders

28

Date  rights  trading  will  begin  (if

applicable)

29

Date   rights   trading  will  end   (if

applicable)

30

How    do    security    holders    sell

their  entitlements  in  full  through

a broker?

31

How  do  security  holders  sell  part

of   their   entitlements   through  a

broker     and     accept     for     the

balance?

+ See chapter 19 for defined terms.

21/10/2013

Appendix 3B  Page 7

Appendix 3B

New issue announcement

How  do  security  holders  dispose

of  their  entitlements  (except  by

sale through a broker)?

33

+Issue date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34

Type of  +securities

(tick one)

(a)

+Securities described in Part 1

(b)

All other  +securities

Example:  restricted  securities  at  the  end  of  the  escrowed  period,  partly  paid  securities  that  become  fully  paid,

employee  incentive  share  securities  when  restriction  ends,  securities  issued  on  expiry  or  conversion  of  convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick  to  indicate  you  are  providing  the  information  or documents

35

If  the  +securities  are  +equity  securities, the  names  of  the  20  largest holders  of  the

additional  +securities,  and  the  number  and  percentage  of  additional   +securities

held by those holders

36

If  the  +securities  are  +equity  securities,  a  distribution  schedule  of  the  additional

+securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37

A copy of any trust deed for the additional  +securities

+ See chapter 19 for defined terms.

Appendix 3B Page 8

04/03/2013

Appendix 3B

New issue announcement

Entities that have ticked box 34(b)

38

Number  of   +securities  for  which

+quotation is sought

39

+Class   of     +securities   for   which

quotation is sought

40

Do  the  +securities  rank  equally  in

all  respects  from  the   +issue  date

with  an  existing   +class  of  quoted

+securities?

If   the   additional    +securities   do

not rank equally, please state:

    the date from which they do

    the    extent    to    which    they

participate      for      the      next

dividend,   (in   the   case   of   a

trust,  distribution)  or  interest

payment

    the   extent   to   which   they   do

not rank equally, other  than  in

relation  to  the  next  dividend,

distribution

or

interest

payment

41

Reason  for  request  for  quotation

now

Example:  In  the  case  of  restricted  securities,  end

of restriction period

(if    issued    upon    conversion    of

another   +security,  clearly  identify

that other  +security)

Number

+Class

42

Number      and

+class      of      all

+securities      quoted      on      ASX

(including the  +securities in clause

38)

+ See chapter 19 for defined terms.

21/10/2013

Appendix 3B  Page 9

Appendix 3B

New issue announcement

Quotation agreement

1

+Quotation  of  our  additional   +securities  is  in  ASX’s  absolute  discretion.   ASX

may quote the  +securities on any conditions it decides.

2

We warrant the following to ASX.



The  issue  of  the  +securities  to  be  quoted  complies  with  the  law  and  is not for an illegal purpose.



There   is   no   reason   why   those    +securities   should   not   be   granted

+quotation.



An  offer  of  the   +securities  for  sale  within  12  months  after  their  issue will  not  require  disclosure  under  section  707(3)  or  section  1012C(6)  of the Corporations Act.

Note:  An  entity  may  need  to  obtain  appropriate  warranties  from  subscribers  for  the  securities  in  order  to  be able to give this warranty



Section  724  or section  1016E  of  the  Corporations  Act  does  not  apply  to

any  applications  received  by  us  in  relation  to  any   +securities  to  be

quoted  and  that  no-one  has  any  right  to  return  any   +securities  to  be

quoted  under  sections  737,  738  or  1016F  of  the  Corporations  Act  at the

time that we request that the  +securities be quoted.



If we are a trust, we warrant that no person has the right to return the

+securities to be quoted under section 1019B of the Corporations Act at the time that we request that the  +securities be quoted.

3

We will indemnify ASX to the fullest extent permitted by law in respect of any claim,  action  or  expense  arising  from  or  connected  with  any  breach  of  the warranties in this agreement.

4

We  give  ASX  the  information  and  documents  required  by  this  form.   If  any

information  or  document  is  not  available  now,  we  will  give  it  to  ASX  before

+quotation  of  the  +securities  begins.   We  acknowledge  that  ASX  is  relying  on

the  information  and  documents.   We  warrant  that  they  are  (will  be)  true  and

complete.

Sign here:

............................................................ Date: 22 October 2013

(Director/Company secretary)

Print name:

........Lionel Mateo.........................

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 10

04/03/2013

Appendix 3B

New issue announcement

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12  Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital

  Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid  +ordinary

103,805,676

securities on issue 12 months before the

+issue date or date of agreement to issue

Add the following:

34,470,357

  •    Number of fully paid  +ordinary securities

issued in that 12 month period under an

exception in rule 7.2

  •    Number of fully paid  +ordinary securities

issued in that 12 month period with

shareholder approval

  •    Number of partly paid  +ordinary

securities that became fully paid in that

12 month period

Note:

 •    Include only ordinary securities here –

other classes of equity securities cannot

be added

 •    Include here (if applicable) the securities

the subject of the Appendix 3B to which

this form is annexed

 •    It may be useful to set out issues of

securities on different dates as separate

line items

Subtract the number of fully paid  +ordinary     -

securities cancelled during that 12 month

period

  “A”

138,276,033

+ See chapter 19 for defined terms.

21/10/2013

Appendix 3B Page 11

Appendix 3B

New issue announcement

  Step 2: Calculate 15% of “A”

  “B”

0.15

[Note: this value cannot be changed]

Multiply “A” by 0.15

20,741,404

  Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of  +equity securities issued

10,346,225

or agreed to be issued in that 12 month

period not counting those issued:

  •    Under an exception in rule 7.2

  •    Under rule 7.1A

  •    With security holder approval under rule

7.1 or rule 7.4

Note:

 •    This applies to equity securities, unless

specifically excluded – not just ordinary

securities

 •    Include here (if applicable) the securities

the subject of the Appendix 3B to which

this form is annexed

 •    It may be useful to set out issues of

securities on different dates as separate

line items

  “C”

10,346,225

  Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

  “A” x 0.15

20,741,404

Note: number must be same as shown in

Step 2

Subtract “C”

10,346,225

Note: number must be same as shown in

Step 3

Total [“A” x 0.15] – “C”

10,395,179

[Note: this is the remaining placement

capacity under rule 7.1]

+ See chapter 19 for defined terms.

Appendix 3B Page 12

04/03/2013

Appendix 3B

New issue announcement

Part 2

Rule 7.1A – Additional placement capacity for eligible entities

  Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

  “A”

N/A

Note: number must be same as shown in

Step 1 of Part 1

  Step 2: Calculate 10% of “A”

  “D”

0.10

Note: this value cannot be changed

Multiply “A” by 0.10

N/A

  Step 3: Calculate “E”, the amount of placement capacity under rule

7.1A that has already been used

Insert number of  +equity securities issued

N/A

or agreed to be issued in that 12 month

period under rule 7.1A

Notes:

 •    This applies to equity securities – not

just ordinary securities

 •    Include here – if applicable – the

securities the subject of the Appendix

3B to which this form is annexed

 •    Do not include equity securities issued

under rule 7.1 (they must be dealt with

in Part 1), or for which specific security

holder approval has been obtained

 •    It may be useful to set out issues of

securities on different dates as separate

line items

  “E”

N/A

+ See chapter 19 for defined terms.

21/10/2013

Appendix 3B Page 13

Appendix 3B

New issue announcement

  Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

  “A” x 0.10

N/A

Note: number must be same as shown in

Step 2

Subtract “E”

N/A

Note: number must be same as shown in

Step 3

Total [“A” x 0.10] – “E”

N/A

Note: this is the remaining placement

capacity under rule 7.1A

+ See chapter 19 for defined terms.

Appendix 3B Page 14

04/03/2013